UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Caribou Coffee Company, Inc.

(Name of Subject Company)

Caribou Coffee Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Dan E. Lee

General Counsel and Secretary

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North

Brooklyn Center, Minnesota 55429

(763) 592-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Brian D. Wenger

Brett D. Anderson

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) originally filed by Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, relating to the tender offer by JAB Beech Inc., a Delaware corporation (“Parent” or “JAB”), Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of the Company at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Offerors’ Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2012.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

The section titled “Background of the Offer; Contacts with the Company” is hereby amended to restate the final paragraph thereof as follows:

On December 21, 2012, Parent and Purchaser commenced the Offer.

Item 8.	Additional Information

The subsection titled “Antitrust Laws” is hereby amended and supplemented to add at the end of the penultimate paragraph thereof the following:

“On January 10, 2013, the Turkish Competition Board granted an unconditional approval to the transactions contemplated by the Merger Agreement, including the Offer. Accordingly, the condition to the Offer that the applicable waiting period under the Turkish antitrust law shall have expired or the approval of the Turkish antitrust authority shall have been obtained has been satisfied.”

The subsection of Item 8 entitled “Financial Projections” is hereby amended and supplemented to add at the end thereof the following:

Non-GAAP Financial Measurements. The following non-GAAP financial measures have been utilized in the tabular presentation above:

•	EBITDA, which we define as net income excluding: (a) interest expense; (b) interest income; (c) depreciation and amortization; and (d) income taxes; and

•

Segment cash flow, which we define as EBITDA before unallocated G&A costs and net income attributable to non-controlling interest, adjusted for depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs.

These non-GAAP measures as calculated by the Company are not necessarily comparable to similarly titled measures used by other companies, are not equal to GAAP measures including net income or cash flows from operating activities as defined by GAAP, are not necessarily indicative of cash available to fund cash flow needs, and should not be considered an alternative to net income, operating income, cash flows from operating activities or the Company’s other financial information as determined under GAAP.

The following disclosures present the most directly comparable financial measures calculated and presented in accordance with GAAP, tabular non-GAAP reconciliations, why management believes the non-GAAP financial measures are useful to investors and the uses management makes of the non-GAAP financial measures.

	2012F(1)	2013P(2)	2014P(2)	2015P(2)	2016P(2)
	(In millions)
Net income attributable to Caribou Coffee Company, Inc.	$9.6	$11.4	$14.7	$17.6	$19.7
Interest expense	0.1	0.2	0.3	0.3	0.3
Interest income	—	—	—	—	—
Depreciation and amortization(3)	12.2	12.4	12.0	12.4	14.3
Provision for income taxes(4)	6.4	7.6	9.6	11.4	12.8

EBITDA	28.3	31.6	36.6	41.7	47.1
General and administrative expenses(5)	31.4	34.3	36.0	37.4	39.5
Depreciation and amortization(6)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Net income attributable to non-controlling interest	0.4	0.4	0.6	0.6	0.6

Segment cash flow	$58.1	64.3	71.2	77.7	85.2

(1)	Forecast. Excludes estimate of $5 million non-recurring inventory loss related to Hurricane Sandy.
(2)	Projected.
(3)	Includes depreciation and amortization associated with the headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on the statement of operations.
(4)	Represents a blended federal and state tax rate of 40%.
(5)	Includes stock compensation expense of $2.0 million for each of the years presented.
(6)	Includes depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs.

Management believes EBITDA is useful to investors in evaluating the Company’s operating performance because the Company’s coffeehouse leases are generally short-term and the Company must depreciate all of the cost associated with those leases on a straight-line basis over the initial lease term excluding renewal options (unless such renewal periods are reasonably assured at the inception of the lease). The Company opened a net 202 company-operated coffeehouses from the beginning of fiscal 2003 through the end of the third quarter of fiscal 2012. As a result, management believes depreciation expense is disproportionately large when compared to the sales from a significant percentage of the coffeehouses that are in their initial years of operations. Also, many of the assets being depreciated have actual useful lives that exceed the initial lease term excluding renewal options. Consequently, management believes that adjusting for depreciation and amortization is useful for evaluating the operating performance of the coffeehouses. Furthermore, the Company has historical net operating losses and other deferred tax assets that impact its ability to qualify for various tax credits. Consequently, management believes that adjusting for the impact of income taxes is useful in evaluating the overall performance of the Company. Management uses EBITDA (1) as a measurement of operating performance because it assists management in comparing its operating performance on a consistent basis as it removes the impact of items not directly resulting from coffeehouse operations; (2) for planning purposes, including the preparation of its internal annual operating budget; and (3) to evaluate the Company’s capacity to incur and service debt, fund capital expenditures and expand the business.

Segment cash flow represents EBITDA before unallocated G&A costs and net income attributable to non-controlling interest, adjusted for depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs. Management believes segment cash flow is useful to investors in evaluating the Company’s operating performance because it provides an opportunity to compare how effective the Company’s core business is, either between periods or with competitors, and can be used to benchmark the type of returns the Company can expect on sales without the impact of general and administrative overhead expenses. Management uses segment cash flow as a measurement of operating performance because it assists management in comparing how efficient the Company’s segments are, both between periods and compared to the Company’s competitors.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARIBOU COFFEE COMPANY, INC.

By:	/s/ Dan E. Lee
Name:	Dan E. Lee
Title:	Senior Vice President, General Counsel and Secretary

Dated January 10, 2013

2